

07028329



E N E R G Y   T R U S T

November 16, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk



Dear Sir or Madame:

SUPPL

Re: **Zargon Energy Trust**
       File No. 82-34907
       Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's news release dated November 15, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Executive Vice President & CFO

PROCESSED

DEC 0 5 2007

THOMSON
FINANCIAL

BCH/kf

Encl.

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6   Telephone **(403) 264-9992**   Facsimile (403) 265-3026
Email: zargon@zargon.ca   Website: www.zargon.ca

FOR IMMEDIATE RELEASE: November 15, 2007

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS NOVEMBER 2007 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of November in the amount of Cdn. $0.18 per trust unit will be paid on December 17, 2007 to unitholders of record on November 30, 2007. The ex-distribution date is November 28, 2007.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 17.040 million trust units (ZAR.UN) and 2.099 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the November 15, 2007 revised exchange ratio there would be a total of 19.739 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Executive Vice President and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

